SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Sapiens Q1 2012 Revenue nearly doubled year over year reaching $26 Million

Non-GAAP Net Income Grows 63% to $3.2 Million;

REHOVOT, Israel, May 8, 2012 -- Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a provider of innovative insurance software solutions and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), announces its financial results for the first quarter ended March 31, 2012.

First Quarter 2012 Highlights Include:

  Revenue increased 95% to $26.0 million, compared to $13.3 million in the first quarter of 2011;
  Non-GAAP net income increased 63% to $3.2 million compared to $2.0 million for first quarter of 2011;
  Non-GAAP operating profit increased 63% to $3.3 million, compared to $2.0 million in first quarter of 2011;
  Non-GAAP EPS is $0.08 per diluted share, compared to $0.08 per diluted share in first quarter of 2011;
  Three Sapiens Clients, Philadelphia Insurance Companies, DirectAsia.com, and L&T General Insurance, Named Winners of Celent Model Insurer Awards;
  Announced a new release of the IDIT™ Software Suite;
  The Company ended the quarter with $27.1 million in cash, compared to $21.5 million at December 31, 2011.

Commenting on the first quarter results, Roni Al Dor, President and CEO of Sapiens International, "The first quarter was a good start for Sapiens, as we begin our first full year following the acquisitions of IDIT and FIS. Our revenue grew by 95%, non-GAAP net income & non-GAPP operating profit both increased 63.0%. We will continue to improve the operational efficiencies of the newly acquired entities and expand the margins, as we have done many times in the past, with other companies, including Sapiens itself.

As a global provider of insurance solutions, with new products, geographical coverage and channels to sell in to, we are very encouraged about our opportunities for growth. We are seeing high demand for our products in North America, and have increased our staff by 30 employees in the last quarter due to demand from customers. Compounding our growth prospects are the market dynamics, insurance companies shifting its information technology (IT) spend to external providers.”

Mr. Al Dor continued, “We reiterate our guidance for 2012 to grow revenue in excess of $100 million.”

Reconciliation between U.S. GAAP and Non-GAAP results is summarized in the following table. For a complete reconciliation, please refer to the tables at the end of this release.

(U.S. Dollars in thousands, except per share amounts)

	For the three months ended
U.S GAAP basis	3/31/2012	3/31/2011
	(Unaudited)	(Unaudited)
Revenues	25,983	13,325
Operating profit	2,441	1,720
Net income attributable to Sapiens	2,388	1,673
Basic earnings per share	0.06	0.08
Diluted earnings per share	0.06	0.07

Non-GAAP
Revenues	25,983	13,325
Operating profit	3,308	2,034
Net income attributable to Sapiens	3,211	1,963
Basic earnings per share	0.08	0.09
Diluted earnings per share	0.08	0.08

First Quarter 2012 Results

Revenue for the first quarter of 2012 was $26.0 million, compared to $13.3 million for the first quarter of 2011; an increase of 95%. Net income attributable to Sapiens on a GAAP basis was $2.4 million for the first quarter of 2012, compared to net income of $1.7 million for the first quarter of 2011. EPS was $0.06 per diluted share for the first quarter of 2012 compared to $0.07 per diluted share for the first quarter of 2011. GAAP operating income was $2.4 million for the first quarter of 2012, compared to $1.7 million for the first quarter of 2011.

Non-GAAP net income attributable to Sapiens for the first quarter of 2012 totaled $3.2 million, compared to non-GAAP net income of $2.0 million for the first quarter of 2011. Non-GAAP EPS was $0.08 per diluted share for the first quarter of 2012, compared to $0.08 per diluted share for the first quarter of 2011. Non-GAAP operating income was $3.3 million for the three months ended March 31, 2012, compared to $2.0 million in the same period last year.

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS), is a leading global provider of innovative business solutions for the insurance industry, helping to modernize business processes, to proactively define and provide innovative new services and to respond quickly to changes in the industry. We offer end to end solutions for the L&P, P&C and Reinsurance markets, with customers across the globe. We jointly serve over 70 insurance customers, backed by a team of over 700 insurance experts. Coupled with our financial stability, Sapiens aims to become the vendor of choice in the insurance software marketplace. For more information about Sapiens, visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of accounting policies, specific system configurations and software needs of individual customers and other risk factors.

Investor Relations Contact:
Roni Giladi, CFO
Sapiens International
Tel: +972-8-9382721
E-mail: roni.g@sapiens.com

or

James Carbonara, Regional Vice President

Hayden IR

Office: (646)-755-7412

James@haydenir.com

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	3/31/2012	12/31/2011
	(Unaudited)	(Audited)
Assets

Cash and cash equivalents	$27,093	$21,460
Restricted cash	464	456
Trade receivables, net	18,953	14,484
Other current assets	3,476	3,229
Total current assets	49,986	39,629

Property and equipment, net	1,767	1,814
Other assets, net	113,740	112,025

Total assets	$165,493	$153,468

Liabilities and shareholders' equity

Trade payables	$2,530	$2,559
Other liabilities and accrued expenses	18,019	19,731
Deferred revenue	17,271	9,603
Total current liabilities	37,820	31,893

Long-term debt and other long-term liabilities	11,591	11,328
Equity	116,082	110,247

Total liabilities and equity	$165,493	$153,468

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended
	3/31/2012	3/31/2011
	Unaudited	Unaudited

Revenues	$25,983	$13,325

Cost of revenues	$15,157	$7,125

Gross Profit	10,826	6,200

Operating expenses
Research and development, net	$2,300	$1,060
Selling, marketing, general and administrative	$6,085	$3,420

Operating Profit	2,441	1,720

Financial expenses (income), net	$(61)	$41
Other expenses, net	$108	$6

Net Income	$2,393	$1,673

Attributetable to non-controlling interest	$5	$—

Net income attributable to Sapiens	$2,388	$1,673

Earnings per share
Basic	$0.06	$0.08
Diluted	$0.06	$0.07

Weighted average number of shares used to computation of earnings per share

Basic	39,719	21,602
Diluted	42,401	23,199

SAPIENS INTERNATIONAL CORPORATION N.V.
Reconciliation of GAAP to Non-GAAP results
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended
	3/31/2012	3/31/2011
	(Unaudited)	(Unaudited)
GAAP operating profit	2,441	1,720
Amortization of intangibles assets and compensation related to acquisition	863	294
Amortization of capitalized software	834	1,090
Capitalization of software development	(980)	(1,155)
Stock-based compensation	150	85

Total adjustments to GAAP	867	314
Non-GAAP operating profit	3,308	2,034

GAAP net income	2,388	1,673
Total adjustments to GAAP as above	867	314
Non-controlling interest in amortization intangible assets	(24)	—
Deferred taxes related to acquisition	(20)	(24)
Non-GAAP net income	3,211	1,963

Non-GAAP basic earnings per share	0.08	0.09

Non-GAAP diluted earnings per share	0.08	0.08

Weighted average number of shares used to computation of earnings per share
Basic	39,719	21,602

Diluted	42,401	23,199

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.
(Registrant)

Date: May 8, 2012	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

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